FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                                   FILING COMPANY: CLEARONE COMMUNICATIONS, INC.
                      SUBJECT COMPANY: EMERGENT, INC., SEC FILE NUMBER 000-23858


     The following information was included in a Form 8-K filed by ClearOne Communications, Inc. with the U.S Securities and Exchange Commission on February 6, 2002:

Acquisition of E.mergent, Inc.

        On January 21, 2002, ClearOne Communications, Inc. ("ClearOne" or the "Company"), entered into a definitive merger agreement to acquire E.mergent, Inc. (Nasdaq: EMRT), a publicly-held Delaware corporation that is a provider of audio and video conferencing products and related services. Completion of the merger is subject to a number of terms and conditions, summarized below, including approval by the stockholders of E.mergent.

        E.mergent sells its products and services through an international network of resellers and original equipment manufacturers. E.mergent classifies its business into two segments: a Products Division (VideoLabs), which designs, manufactures and markets a line of products that support technologies in the videoconferencing, audio visual, identification, education and medical markets; and a Services Division (Acoustic Communication Systems), which is a communications integration provider, specializing in the design, installation and support of meeting room technologies. E.mergent is headquartered in Golden Valley, Minnesota with locations in Plymouth, Minnesota; Maple Grove, Minnesota; Chicago, Illinois; and Des Moines, Iowa.

        Under the terms of the merger agreement, ClearOne will pay a total of $7.3 million in cash and will issue, or reserve for issuance upon the exercise of assumed stock options, a total of 873,000 shares of ClearOne common stock in exchange for all of E.mergent's fully diluted equity, including all outstanding E.mergent stock options to be assumed by ClearOne in connection with the merger. The actual amount of cash and ClearOne shares exchanged for each outstanding E.mergent share will depend on the number of E.mergent shares outstanding at the time of the merger. Changes in the trading price of ClearOne common stock prior to the merger will not change the total amount of cash or total number of shares being paid by ClearOne in the merger. The transaction will be accounted for as a purchase.

        If the merger is completed, E.mergent will be merged into Tundra Acquisition Corporation, a wholly owned subsidiary of ClearOne, with Tundra as the surviving entity. Tundra was formed by the Company solely for the purpose of the merger and currently has no operations. The stockholders of E.mergent will become stockholders of ClearOne, and their rights as stockholders will be governed by the ClearOne articles of incorporation and bylaws, as currently in effect, and the laws of the State of Utah. Following the merger, ClearOne intends to maintain E.mergent's operations under the E.mergent name in a wholly-owned subsidiary of ClearOne for some period of time. The membership of ClearOne's board of directors will remain unchanged as a result of the merger. ClearOne anticipates that following the merger Robin Sheeley, E.mergent's current Chief Technology Officer will become the Chief Technical Officer of ClearOne, while Jim Hansen will resign as E.mergent's Chairman, Chief Executive Officer, President and Treasurer and Jill Larson will resign as E.mergent's Vice President-Administration and Corporate Secretary.

        The ClearOne board of directors approved the merger agreement and the merger with E.mergent because it believes that the combined company has the potential to become a stronger conferencing products and services company in a growing and competitive market. In particular, the ClearOne board of directors believes that the acquisition will help position ClearOne to achieve its long-term operating and financial objectives, and reinforce its strategy of providing a comprehensive suite of conferencing products and services. In addition, the ClearOne board of directors believes that the merger will allow the combined company the opportunity to realize certain anticipated benefits of the merger, including the following (in no particular order of importance):

        o The ability to expand and enhance certain product lines of the combined company. For example, ClearOne's Gentner division plans to enhance its V-There(TM) video conferencing products with a full line of patented video peripheral devices, including document and voice-tracking cameras, from E.mergent's VideoLabs division.

        o The ability to utilize the other company's existing sales channels. For example, ClearOne will have the opportunity to sell ClearOne's line of video and audio products into E.mergent's established set-top video conferencing sales channel. In turn, ClearOne intends to use its existing sales channels to sell VideoLabs' products.

        o The ability to expand ClearOne's best-in-class technical team, which assists its dealer/integrator channel with service, support, and training, with E.mergent's Acoustic Communications Systems(TM) division,


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                and which is anticipated to function as installation support to the existing dealer network of ClearOne's Gentner division.

        o The ability to bring ClearOne products and services, as well as new products and services that the combined company has the opportunity to produce, to E.mergent's customer base that currently uses other vendors for conferencing products and services.

        o The ability to expand ClearOne's management team through the addition of E.mergent's Chief Technical Officer Robin Sheeley, who will join ClearOne as Chief Technology Officer with responsibility for all research and product development.

        o The ability to have an expanded geographic representation with additional locations in Chicago, Illinois, Minneapolis, Minnesota and Des Moines, Iowa.

        o The ability to broaden ClearOne's international distribution and expertise by gaining E.mergent's experience and distribution in international markets.

        o The ability to realize benefits from combining each company's proprietary intellectual property.

The ClearOne board of directors also considered the following risks and additional factors relating to the merger:

        o the risk that the benefits sought in the merger would not be fully achieved;

        o       the risk that the merger would not be consummated;

        o       possible post-merger resignations of E.mergent's management;

        o the risk that the stockholders of E.mergent would not approve of the merger; and

        o the other applicable risks described in this Form 8-K under "Risk Factors Relating to the Merger."

        The merger agreement and merger must be approved by the holders of a majority of the issued and outstanding shares of E.mergent common stock. E.mergent's board of directors has determined that the merger is advisable, in the best interests of E.mergent stockholders and on terms that are fair to the stockholders of E.mergent. Except for one director who abstained due to a conflict of interest, E.mergent's board of directors unanimously approved the merger agreement and the merger and is currently recommending that its stockholders vote for adoption and approval of the merger agreement and approval of the merger. E.mergent has also agreed that, while the merger is pending, it will not initiate or, subject to some exceptions, engage in discussions with third parties regarding some types of extraordinary transactions, such as a merger, business combination or sale of a material amount of assets or capital stock.

        On February 6, 2002, the Company filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 in connection with the transaction. As soon as the registration statement is declared effective by the SEC, E.mergent is required under the merger agreement to call a meeting of its stockholders to seek approval of the merger. Part of the Company's Form S-4 registration statement will be sent to the E.mergent stockholders in advance of the stockholders meeting, which will serve both as the proxy statement of E.mergent and the prospectus of the Company for the shares of Company common stock that will be issued in the merger.

        Four of E.mergent's directors and one officer, holding 2,393,800 shares of E.mergent common stock (approximately 40% of the outstanding shares), have entered into voting agreements with the Company, pursuant to which they have agreed to vote their E.mergent shares in favor of adoption and approval of the merger agreement and approval of the merger, in favor of any matter that could reasonably be expected to facilitate the merger, and against any matter which could reasonably be expected to result in a breach by E.mergent of the merger agreement or which could reasonably be expected to result in E.mergent's obligations under the merger agreement to fail to be satisfied. Each of the directors and the officer also granted to the Company an irrevocable proxy to vote their shares of E.mergent common stock for such purposes.


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

        The ClearOne common stock to be issued in the merger will be listed on the Nasdaq National Market and, generally, freely tradable. Persons who are deemed to be an affiliate of E.mergent or ClearOne prior to the completion of the merger, however, must comply with Rule 145 under the Securities Act of 1933 if they wish to sell or otherwise transfer the shares of ClearOne common stock they receive in the merger, which may limit the number of shares they can sell in any three-month period.

        If the merger is not completed, each of E.mergent and ClearOne will continue as independent companies.

The Merger Agreement

        The merger agreement and related voting agreement are attached as Exhibits 2.1 and 10.1 to this Form 8-K. Below is a summary of certain terms of the merger agreement.

        ClearOne's and E.mergent's obligations to complete the merger are subject to the satisfaction of conditions specified in the merger agreement, including the following conditions:

        o adoption and approval of the merger agreement and approval of the merger by the requisite holders of the outstanding E.mergent common stock;

        o the absence of any law, injunction or order preventing the completion of the merger;

        o the continuing accuracy of the representations and warranties of ClearOne and E.mergent contained in the merger agreement, subject to certain exceptions;

        o E.mergent shall have obtained all consents, waivers and approvals required by specific contracts identified in the merger agreement;

        o       no material adverse effect on E.mergent will have occurred; and

        o the audited financial statements of E.mergent for the year ended December 31, 2001, shall provide (i) balance sheet net equity of not less than $7,267,500, (ii) year end revenues of not less than $21,280,000 and (iii) net income of not less than $498,750 (excluding transaction related expenses estimated to be $85,000, and any excess tax liability over forty percent (40%) that has been applied to the calculation of net income by E.mergent for the year ending December 31, 2001).

        The conditions to completion of the merger may be waived by the company entitled to assert the condition.

        ClearOne and E.mergent may mutually agree to terminate the merger agreement without completing the merger. In addition, either ClearOne or E.mergent may terminate the merger agreement under any of the following circumstances:

        o if ClearOne and E.mergent do not complete the merger by April 8, 2002 (or May 7, 2002 if the registration statement is reviewed by the SEC;

        o if a court or other governmental authority issues a final order prohibiting the merger and such order is not appealable;

        o if the E.mergent stockholders do not adopt and approve the merger agreement and approve the merger, provided such failure is not the result of a breach by E.mergent;

        o if the other company breaches in a material manner any of its covenants or other agreements contained in the merger agreement;

        o if the representations or warranties of the other company contained in the merger agreement become untrue or inaccurate in a way that constitutes a material adverse effect on that company;


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

        o if an event has occurred or a circumstance has arisen that would reasonably be expected to have a material adverse effect on the other company that is not curable by that company through the exercise of its commercially reasonable efforts within sixty
                (60) days of the date of such occurrence or circumstance; or

        o in the event that the weighted average closing price of ClearOne common stock as quoted on the Nasdaq National Market for the fifteen (15) trading days ending one day prior to the date of the scheduled completion of the merger is greater than $23 or less than $14.

        E.mergent may also terminate the merger agreement if it elects to enter into certain types of extraordinary transactions with a third party, such as a merger, business combination or sale of a material amount of assets or capital stock; it pays ClearOne the termination fees described below; and, otherwise complies with all of the restrictions in the merger agreement applicable to E.mergent's involvement with such an alternative proposal.

        ClearOne may also terminate the merger agreement under any of the following circumstances:

        o if E.mergent's board of directors withdraws or changes in a manner adverse to ClearOne the unanimous recommendation of its non-interested directors in favor of the adoption and approval of the merger agreement and approval of the merger;

        o if E.mergent's board of directors approves or recommends some types of extraordinary transactions with a third party, such as a merger, business combination or sale of a material amount of assets or capital stock;

        o if E.mergent enters into any letter of intent or other agreement with a third party regarding some types of extraordinary transactions, such as a merger, business combination or sale of a material amount of assets or capital stock; or

        o if a third party unaffiliated with ClearOne undertakes a tender or exchange offer relating to the securities of E.mergent, and E.mergent does not recommend that its stockholders reject the offer within ten (10) business days after the offer is first made.

        o if E.mergent stockholders holding 15% or more of the issued and outstanding shares of E.mergent elect to pursue dissenters rights, whether such holders have perfected such rights or not.

        Under the terms of the merger agreement, E.mergent must pay ClearOne a termination fee of $1,000,000 plus up to $500,000 of ClearOne's actual legal, advisory and accounting fees incurred in connection with the merger, within one business day after termination, if the merger agreement is terminated:

        o by ClearOne upon the occurrence of a certain triggering events described in the merger agreement; or

        o by E.mergent if it determined to enter into a definitive agreement with respect to an alternative acquisition proposal in accordance with the termination provisions of the merger agreement.

        Alternatively, if ClearOne terminates the merger agreement for a material breach of any covenant or agreement on the part of E.mergent, or if any of E.mergent's representations or warranties are or become untrue such that the condition to ClearOne's obligation to complete the merger relating to the continued accuracy of E.mergent's representations and warranties would not be satisfied (subject to a cure period), then E.mergent must pay up to $500,000 of ClearOne's actual legal, advisory and accounting fees incurred in connection with the merger.

        Conversely, if E.mergent terminates the merger agreement for a material breach of any covenant or agreement on the part of ClearOne, or if any of ClearOne's representations or warranties are or become untrue such that the condition to E.mergent's obligation to complete the merger relating to the continued accuracy of ClearOne's representations and warranties would not be satisfied (subject to the applicable cure period), then ClearOne must pay up to $500,000 of E.mergent's actual legal, advisory and accounting fees incurred in connection with the merger.

        In addition to the features summarized above, in the merger agreement each company has made certain customary representations and warranties to the other regarding aspects of the company's business, financial condition, structure and other facts pertinent to the merger. The merger agreement also


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

includes certain agreements by each company regarding the merger and its conduct prior to completion of the merger. Further, following the merger, ClearOne will file a registration statement on Form S-8 to register the shares of ClearOne common stock issuable upon the exercise of E.mergent stock options assumed by ClearOne.

Additional Information

        ClearOne has filed a registration statement on Form S-4 in connection with the merger. Investors are urged to read the registration statement because it contains important information about ClearOne, E.mergent, the transaction and related matters. Investors will be able to obtain free copies of the registration statement through the web site maintained by the SEC at http://www.sec.gov, or by directing a request to ClearOne at 1825 Research Way, Salt Lake City, UT 84119, attention: Bryce Benson, telephone (801) 975-7200. In addition to the registration statement, ClearOne and E.mergent file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and obtain free copies of any such reports, statements and other information through the web site maintained by the SEC.

Forward-Looking Disclaimer

        This Form 8-K contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to the Safe Harbor provisions created by such statutes, and are based on ClearOne's current expectations, forecasts and assumptions. Such statements include ClearOne's expectations about the potential benefits of the merger, and the anticipated integration of E.mergent, its products, customer base and distribution channels, and the anticipated operations and financial results of the combined company. These forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from the anticipated events. In particular, while the companies have executed a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive the necessary shareholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Further, if the merger is completed, ClearOne may experience difficulties in realizing the benefits of the merger due, for example, to difficulties in introducing or integrating acquired products into new or existing ClearOne products or difficulties in capitalizing on new distribution channels or an expanded customer base. For a more comprehensive list and description of risks and uncertainties, see the risk factors described below under "Risks Relating to the Merger" and the reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission by ClearOne.

Risks Relating to the Merger

        ClearOne may not realize the expected benefits of the merger due to
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        difficulties integrating the businesses, operations, product lines and
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        personnel of ClearOne and E.mergent.
        ------------------------------------

        ClearOne's ability to achieve the benefits of the merger will depend in part on the integration of technology, operations, products and personnel of ClearOne and E.mergent. The integration process will be a complex, time-consuming and expensive process and will likely disrupt ClearOne's business to some extent. The challenges involved in this integration include the following:

        o demonstrating to the combined company's customers and suppliers that the merger will not result in adverse changes in client service standards, business focus or product quality;

        o persuading ClearOne's and E.mergent's employees that ClearOne's and E.mergent's business cultures are compatible;

        o integrating different administrative systems efficiently and in a timely manner; and

        o       addressing any perceived adverse changes in business focus.

Additionally, neither ClearOne nor E.mergent can assure that the growth rate of the combined company will equal the growth rate that has been experienced by ClearOne and E.mergent in the past.


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

        ClearOne may not realize the expected benefits of the merger due to
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        difficulties with maximizing the advantages of combining the businesses.
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        ClearOne's ability to achieve the benefits of the merger will also depend in part on its ability to take advantage of the combined company's product and customer base. There is no assurance that ClearOne will be able to efficiently and effectively utilize the companies' combined customer base to sell more products than if the companies were separate. ClearOne may also experience difficulties in successfully integrating and adapting each company's product lines to create new product offerings that are attractive to customers.

        Customer and employee uncertainty about the merger could harm the
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        combined company.
        -----------------

        ClearOne's and E.mergent's customers may, in response to the announcement or consummation of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by such customers could adversely affect the business of either or both companies and the combined company. Similarly, E.mergent's employees may experience uncertainty about their future role with the combined company until or after ClearOne announces and executes its strategies with regard to E.mergent employees. This may adversely affect the combined company's ability to attract and retain key management, marketing and technical personnel.

        Third parties may terminate or alter existing contracts with E.mergent,
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        as a result of the merger.
        --------------------------

        E.mergent has contracts with some of its suppliers, distributors, customers, licensors and other business partners that require E.mergent to obtain consent from these other parties in connection with the merger. If their consent cannot be obtained, these contracts may be terminated and E.mergent may suffer a loss of potential future revenue or other benefits that are material to E.mergent's business and the business of the combined company.

        ClearOne and E.mergent expect to incur significant costs associated with
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        the merger.
        -----------

        ClearOne estimates that it will incur direct transaction costs of approximately $890,000 associated with the merger (including approximately $312,000 for anticipated severance payments to terminating E.mergent executives), which will be included as a part of the total purchase price for accounting purposes. In addition, E.mergent estimates that it will incur direct transaction costs of approximately $850,000, including the fees and expenses payable to E.mergent's financial advisor Goldsmith, Agio, Helms in connection with the merger (which fees will be in large part determined by the value of the ClearOne common stock and cash paid by ClearOne, calculated at the time of the merger). ClearOne believes the combined company may incur charges to operations, which currently cannot be reasonably estimated, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the businesses and operations of ClearOne and E.mergent. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

        If the merger is not completed, ClearOne's stock price and future
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        business and operations could be adversely affected.
        ----------------------------------------------------

        If the merger is not completed, ClearOne may be subject to the following material risks, among others:

        o ClearOne may be required to pay E.mergent up to $500,000 of E.mergent's expenses incurred in connection with the merger;

        o the price of ClearOne's common stock may decline to the extent that the current market price of ClearOne's common stock reflects a market assumption that the merger will be completed; and

        o ClearOne's costs related to the merger, such as legal, advisory and accounting fees, must be paid even if the merger is not completed.


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

        ClearOne has experienced significant growth in its business in recent
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        periods and the combined company may not be able to manage future
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        growth.
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        ClearOne has experienced a period of significant expansion in personnel, facilities and infrastructure, and further expansion will likely be required. ClearOne has grown from 173 employees at June 30, 2000 to 214 employees at December 31, 2001. In the event the merger is successful, the combined company will employ a total of approximately 290 employees, assuming no significant workforce reductions. The combined company's productivity and the quality of its products may be adversely affected if it does not integrate and train its employees quickly and effectively. ClearOne also cannot be sure that the combined company's revenues will grow at a sufficient rate to absorb the costs associated with a larger overall headcount. ClearOne expects that the combined company will need to expand its infrastructure, including operating and administrative systems and controls, train employees and coordinate among its executive, engineering, finance, marketing, sales, operations and customer support organizations. In addition, the future growth of the combined company may require significant resources and management attention. Further, once the combined company assesses its resources, it may determine that redundancy in certain areas will require consolidation of its resources, and any organizational disruptions associated with the consolidation process could require further management attention and financial resources. Managing this growth will require substantial resources that the combined company may not have or may not be able to obtain in a timely manner and, therefore, would impede the combined company's growth.

        If the combined company is unable to retain and recruit executive and
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        other personnel, it may not be successful in expanding its business.
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        The combined company's success will depend to a significant extent on the continued service of its key executive officers and other key employees, including key sales, consulting, technical, operational and marketing personnel. If the combined company unexpectedly loses the services of one or more of its executives or key employees, this could harm the combined company's business and could affect its ability to successfully implement its business objectives. The combined company's future success will also depend in large part on its ability to attract and retain experienced technical, sales, marketing, operational and management personnel.


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